Exhibit 99.3

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19	Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09
Company Registry (NIRE): 35300520696	Company Registry (NIRE): 35300520751

MATERIAL FACT

CAPEX Investment Plan

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (together "Companies") inform their shareholders and the market in general about management's prospects for their CAPEX investment plan for the year 2025.

On February 19, 2025, the Board of Directors of Gerdau S.A. approved its CAPEX 1 investment plan for the current year, amounting to R$6.0 billion. This amount refers to Maintenance and Competitiveness CAPEX projects.

i.	Maintenance projects are associated with extending the useful life and operational improvements of equipment to ensure optimal industrial units’ performance.

ii.	Competitiveness projects [2] are related to production growth, increase profitability and industrial units’ modernization, based on bolstering sustainability practices, as well as the sustainable and economic development of the business.

Out of total estimate for 2025, approximately R$1.6 billion are investments with environmental returns (expansion of forest assets, upgrading and enhancing environmental controls, reducing greenhouse gas emissions, and technological improvements) and projects aiming our employees’ safety.

The Companies reiterate that the execution of the CAPEX investment plan mentioned above will be contingent upon prevailing market conditions and the economic scenario of the countries in which they operate, as well as the sectors in which they are engaged. Any change in perception or in the factors described above may cause the actual results to differ from the projections presented here. The information disclosed in this document represents mere estimates and hypothetical data that in no way constitute a promise of performance.

São Paulo, February 19, 2025.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer

1 The CAPEX plan does not include contributions made by Gerdau Next to other companies since, in accordance with international accounting standards (IFRS), only subsidiaries are consolidated in the Company's financial statements.

2 Competitiveness investments include Strategic CAPEX, as well as other investments for Gerdau's business divisions.